United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale and Valin Group sign MoU to develop steelmaking decarbonization solutions

Rio de Janeiro, February 23rd, 2022 - Vale S.A. (“Vale” or “Company”) and Hunan Valin Iron & Steel Group (“Valin Group”) signed a Memorandum of Understanding (“MoU”) to pursue ironmaking solutions focused on reducing CO2 emissions.

Vale and Valin Group intend to jointly study and explore the feasibility of cooperation on (i) usage of Vale’s wide range of product portfolio, as high-grade iron ore products like pellets and fines, including products processed in grinding facilities in China; (ii) metallics plants outside China to supply Valin Group; (iii) usage of Tecnored technology in China; and (iv) application of green and low carbon emission technologies, including energy resources such as hydrogen, biomass and syngas.

This initiative contributes to Vale’s commitment to reduce 15% of net Scope 3 emissions by 2035. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve net zero by 2050, in line with the Paris Agreement, leading the evolution process towards sustainable mining.

About Valin Group

Hunan Valin Iron & Steel Group Co., Ltd (“Valin Group”) is a conglomerate set up in 1997 by incorporating the Top 3 steelmakers in Hunan, Xiangtan Steel, Lianyuan Steel and Hengyang Steel, with two listed companies Valin Steel and Valin Cable, as well as many other subsidiaries. Valin Group is one of the Top 10 steelmakers in China. Valin Group made itself “invisible champions” in the segmented markets like shipbuilding, marine engineering, bridges, construction machinery, automobiles, home appliances etc. “Valin made” is widely applied in more than 1000 super projects and key projects around the world, and its comprehensive competitiveness ranks “Tier 1 players” in Chinese steel industry. Valin Group has been the largest regional-based manufacturer of wide and heavy plate globally, the largest thin gauge high-strength steel operation in Asia, the second largest seamless steel pipe supplier in China, and automotive sheet manufacturer with global leading technologies.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 23, 2022		Head of Investor Relations